Exhibit (a)(5)(lxxiii)

Thought you might like to see the internal email we sent out on Friday. We were disappointed to see that PeopleSoft did not provide an apples to apples comparison, and that only a few analysts called them on it. Their approach is disingenuous and not in keeping with the spirit of full disclosure. We just wanted point this out so that people can put the results in perspective.

Date: Fri, 24 Oct 2003 15:53:30 -0700

From: Jeff Henley

Subject: Application Growth Facts

Now that our major competitors have released their latest quarterly numbers it’s important to understand that for the first 9 months of calendar 2003 Oracle shows the strongest new license applications growth (see table below). While we haven’t given a specific number for the final quarter of calendar 2003, we’ve indicated that we anticipate positive applications growth as opposed to negative guidance from some of these competitors.

PeopleSoft has “spun their numbers” and it’s important that everyone (customers, press, analysts, etc) understand the truth. When you compare the combined JDEC and PeopleSoft numbers for last year and this year’s September quarter, PeopleSoft posted negative 18% growth. While this was better than their sandbagged expectations it continued their quarterly trend of 2003—significant negative growth!

All 4 companies are public. Facts don’t lie despite PeopleSoft’s attempts to obscure them.

Year/Year License Revenue Growth %

Calendar 2003 Q1 Q2 Q3 9 mos.***

ORCL* -5.3 +0.2 -3.4 -2.2

SAP -12.4 -13.1 -0.4 -8.8

PSFT/JDEC** -39.4 -15.3 -18.0 -23.0

SEBL -54.4 -35.4 -13.2 -38.8

*Calendarized Q1, Q2, and Q3 coincides w/ Oracle’s fiscal Q303, Q403, and Q104 quarters

**Q1 & Q2 represents y/y growth for PSFT-only. Q3 represents PSFT + JDEC y/y comparison.

***9 month growth rate reflects PSFT-only revenue for Q202 and Q203, as JDEC revenue has not been reported or broken out by PSFT for JDEC’s July ’03 (calendar Q203) quarter. All other quarters in the comparison include PSFT + JDEC revenue.